UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

  FORM 11-K

(Mark One)

|X|   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934.

For the year ended December 31, 2003 OR

|  |   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to ____________.

Commission File No. 33-55629 A. Full title of the plan and the address of the plan, if different from that of the user named below:

ANNTAYLOR, INC. SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
ANNTAYLOR STORES CORPORATION (Exact name of registrant as specified in its charter)

142 West 57th Street, New York, NY	10019
(Address of principal executive offices)	(Zip Code)
(212) 541-3300 (Registrant's telephone number, including area code)

ANNTAYLOR, INC. SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits, December 31, 2003 and 2002	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) As of December 31, 2003	9

SIGNATURES	10

EXHIBIT INDEX	11

All other schedules required by Section 2520, 103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
AnnTaylor, Inc. Savings Plan:

         We have audited the accompanying statements of net assets available for benefits of the AnnTaylor, Inc. Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/DELOITTE & TOUCHE LLP

New York, New York
June 7, 2004

ANNTAYLOR, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS, DECEMBER 31, 2003 AND 2002

	2003	2002
Investments at fair value:
Mutual funds	$22,543,847	$14,160,165
Money market funds	5,742,235	4,595,282
AnnTaylor Stores Corporation Common Stock	2,150,757	999,012
Loans to participants	759,199	598,876

Total investments	31,196,038	20,353,335

Receivables:
Employer contributions	40,275	37,066
Employee contributions	176,916	173,089
Loans to participants	16,443	15,034

Total receivables	233,634	225,189

Net assets available for benefits	$31,429,672	$20,578,524

See notes to financial statements. -2-

ANNTAYLOR, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS FOR THE YEARS
ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO INVESTMENT ACTIVITIES:

Dividend income	$127,463	$80,991

ADDITIONS TO NET ASSETS ATTRIBUTED TO CONTRIBUTION ACTIVITIES:

Employer contributions	1,168,445	1,002,614
Employee contributions	5,546,615	4,596,962
Rollover contributions	386,960	240,214

Total additions attributed to contribution activities	7,102,020	5,839,790

Net appreciation in fair value of investments	5,477,131	--
Loan repayments - interest	38,673	42,148

Total other additions	5,515,804	42,148

Total additions	12,745,287	5,962,929

DEDUCTIONS FROM NET ASSETS:

Net depreciation in fair value of investments	--	3,356,772
Benefits paid to participants	1,894,139	2,269,350

Total deductions	1,894,139	5,626,122

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	10,851,148	336,807

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	20,578,524	20,241,717

End of year	$31,429,672	$20,578,524

See notes to financial statements.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.   PLAN DESCRIPTION

The following description of the AnnTaylor, Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document, which is available from the Plan administrator, for a more complete description of the Plan’s provisions.

      General

The Plan is a contributory, defined contribution plan established by AnnTaylor, Inc. (the “Company”) as of July 1, 1989. All full-time employees of the Company who have completed thirty consecutive days of employment (consisting of at least 30 hours of service per week) and all part-time employees that have attained a 1,000 hour service requirement with the Company or its subsidiaries and affiliates are eligible to make pre-tax and after-tax salary reduction contributions. Employees must complete one year of service to be eligible for Company matching contributions. The Administrative Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. American Express Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

      Contributions

Historically, the Company has contributed to the Plan 50% of the participant’s pre-tax or after-tax contributions, or both, subject to an overall maximum Company matching contribution of 3% of the participant’s compensation.

Prior to July 1, 2002, participants (excluding “highly compensated employees” as defined by the Internal Revenue Service) could generally contribute up to 20% of their compensation in pre-tax and after-tax contributions. Beginning July 1, 2002, participants (excluding “highly compensated employees”) have been allowed to contribute up to 50% of their compensation in pre-tax and / or after-tax contributions, so long as the sum of the amount of pre-tax and after-tax contributions does not exceed 50% of the participant’s compensation. “Highly compensated employees” can defer no more than 5% of their compensation as pre-tax contributions and can defer no more than 10% of their compensation as after-tax contributions, so long as the sum of their pre-tax and after-tax deferrals do not exceed 10% of their compensation. Participants’ aggregate pre-tax contributions may not exceed $12,000 in 2003 and $11,000 in 2002, except that participants who have attained age 50 are eligible to make certain “catch up” contributions permitted by federal pension laws. Total employee contributions are subject to limitations imposed by the Internal Revenue Service. All employee contributions are remitted to the trustee and invested together with Company contributions.

      Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 14 mutual funds, one money market fund, and Ann Taylor common stock as investment options for participants.

      Participant Accounts

Each participant’s account is credited with (a) the participant’s contributions, (b) the Company’s matching contributions, and (c) an allocable share of Plan earnings. Allocations of Plan earnings are based on participant account balances. Participants are entitled to the vested balance in their account.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

1.   PLAN DESCRIPTION (continued)

      Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from one to five years. The loans are secured by 50% of the balance in the participant’s account and bear interest at a rate as determined by the Plan’s Administrative Committee based on the prevailing Prime Rate at the time of the loan.

      Vesting

The Plan provides that participants have no vested interest in Company contributions or Plan earnings thereon credited to their accounts until they have two years of service, at which time they are 25% vested. Vesting increases by 25% per year up to 100% after five years of service. The Plan provides 100% vesting of a participant’s account balance upon their retirement on or after age 65, death or disability.

Participants are fully vested at all times with respect to employee contributions and earnings thereon.

      Payment of Benefits

Participants or their beneficiaries are entitled to receive their entire account balance, in accordance with the vesting provisions of the Plan, upon retirement on or after age 65, death, disability or employment termination. All distributions are lump sum payments. Participants whose account balances are in excess of $5,000 may elect deferred payment.

      Forfeitures

Forfeited nonvested contributions are used to reduce Company matching contributions. At December 31, 2003, forfeited nonvested accounts totaled $34,583. During the years ended December 31, 2003 and 2002, forfeitures of $63,713 and $61,009, respectively, were utilized to reduce Company contributions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are detailed below:

      Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

      Investment Valuation and Income Recognition

The plan's investments are stated at fair value except for its investment contract, which is stated at contract value (see Note 4). Quoted market prices are used to value publicly traded investments, including mutual funds. Participant loans are valued at the outstanding loan balances. Interest on investments is recorded as earned. Dividend income is recorded on ex-dividend dates. Security transactions are recorded as of the trade date.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

      Payment of Benefits

Benefits paid to participants are recorded upon distribution.

      Administrative Costs

Professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan. The Company, at any time, may elect to have all such expenses paid by the Plan.

      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from these estimates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

3.   INVESTMENTS

American Express Trust Company, the Plan Trustee for the years ended December 31, 2003 and 2002, invested all employee and Company contributions, as well as earnings thereon, pursuant to the terms of the Plan. The Plan Trustee has custody of all assets in the funds.

The following represents investments that represent 5% or more of the Plan's net assets.

	December 31,
	2003	2002
Investments at fair value as determined by Quoted Market Prices:
Mutual funds:
AXP Mutual Fund (Y)	$--	$982,917
AIM Constellation Fund	2,425,767	1,517,922
AXP Blue Chip Advantage Fund	3,842,805	2,410,027
AXP New Dimension Fund	8,087,608	5,906,324
AET Horizon Long-Term Fund	1,597,614	--
Templeton Foreign Fund	1,581,197	--
Money Market fund:
American Express Trust Income Fund II	5,672,477	4,570,344
AnnTaylor Stores Corporation Common Stock	2,150,757	999,012

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

3.   INVESTMENTS (continued)

During 2003 and 2002 the Plan’s investments, including investments bought and sold, as well as held during each year, appreciated/(depreciated) in fair value as follows:

	2003	2002
American Express Trust Income Fund II	$198,097	$196,645
AXP Mutual Fund (Y)	159,337	(237,939)
AIM Constellation Fund	514,829	(429,850)
AXP Blue Chip Advantage Fund	759,184	(638,361)
AXP New Dimension Fund	1,498,705	(1,575,510)
GMO Value Fund (Class M)	17,452	(317)
Royce Low-Priced Stock Fund	62,413	487
Templeton Foreign Fund	333,216	(100,232)
AnnTaylor Stores Corporation Common Stock	1,034,428	(139,702)
American Express Trust Equity Index Fund II	277,549	(124,006)
RS Emerging Growth Fund	329,167	(228,548)
PIMCO Total Return	(1,829)	(135)
American Express Trust Horizon Short-Term (25:75) Fund	12,179	(1,248)
American Express Trust Horoizon Medium-Term (50:50) Fund	48,216	(11,589)
American Express Trust Horizon Long-Term (65:35) Fund	234,188	(66,467)

Net appreciation/(depreciation) in fair value of investments	$5,477,131	$(3,356,772)

4.   INVESTMENT CONTRACT

During 2003 and 2002, participants had the option to invest in the American Express Trust Income Fund II. This fund invests in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. Plan assets invested in this fund are recorded at contract value which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate was approximately 3.9% and 4.9% at December 31, 2003 and 2002, respectively. The average yield was approximately 3.3% during 2003 and 4.5% during 2002. Generally, the fair value of Plan assets invested approximates contract value. The contract value was $5,672,477 and $4,570,344 as of December 31, 2003 and 2002, respectively.

5.   PRIORITIES UPON TERMINATION OF THE PLAN

The Company intends to continue the Plan indefinitely, but reserves the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination, participants will become 100% vested in their accounts.

6.   INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated September 18, 2002, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ANNTAYLOR, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

7.   PARTY-IN-INTEREST TRANSACTIONS

During the years ended December 31, 2003 and 2002, there were transactions involving the investment of plan assets in investment funds maintained by American Express Trust Company, the Plan Trustee, a party-in-interest as defined in section 3(14) of ERISA.

ANNTAYLOR,INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV , LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

Party in Interest (a)	(b) Identity of Party	(c) Description of Investment	(e) Current Value
Yes	American Express Trust Income Fund II	237,932 shares	$5,672,477

Yes	American Express Trust Money Market I	69,758 shares	69,758

Yes	AXP Mutual Fund (Y)	115,883 shares	1,056,850

No	AIM Constellation Fund	112,726 shares	2,425,767

Yes	AXP Blue Chip Advantage Fund	489,923 shares	3,842,805

Yes	AXP New Dimension Fund	338,555 shares	8,087,608

No	GMO Value Fund (Class M)	11,787 shares	105,226

No	Royce Low-Priced Stock Fund	21,229 shares	296,967

No	Templeton Foreign Fund	148,554 shares	1,581,197

Yes	AnnTaylor Stores Corporation Common Stock	55,464 shares	2,150,757

No	RS Emerging Growth Fund	44,835 shares	1,262,806

Yes	American Express Trust Equity Index Fund II	44,986 shares	1,427,723

No	PIMCO Total Return	25,839 shares	277,573

Yes	American Express Trust Horizon Short-Term (25:75) Fund	8,572 shares	164,602

Yes	American Express Trust Horizon Medium-Term (50:50) Fund	18,033 shares	417,109

Yes	American Express Trust Horizon Long-Term (65:35) Fund	136,581 shares	1,597,614

Yes	Loans to Participants	271 loans bearing interest at rates between 5.00% and 10.73% and maturing between 2004 and 2009	759,199

			$31,196,038

Employer Identification Number: 51-0297083
Plan Number:001

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

AnnTaylor, Inc. Savings Plan

Date: June 28, 2004	By: /s/James M. Smith
James M. Smith
Executive Vice President, Chief Financial Officer and Treasurer, Principal Financial Officer, AnnTaylor, Inc.

EXHIBIT INDEX

Exhibit No.
23	Consent of Deloitte & Touche LLP
-11-